                    November 30, 2023

BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Volley and Amit Pande

Re:     Tiptree Inc.
Form 10-K for Fiscal Year Ended December 31, 2022 Filed March 8, 2023
Response Filed November 7, 2023
File No. 001-33549
Dear Messrs. Volley and Pande:

On behalf of Tiptree Inc. (the “Company”), the following are responses to the comment letter dated November 15, 2023 provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to our response letter dated November 7, 2023. To assist your review, the text of the Staff’s comments is in italics below.

Form 10-K for Fiscal Year Ended December 31, 2022, Market Opportunity, page 15
1.    Please refer to prior comment 1. We note your new disclosure on pages 57 and 61 of the September 30, 2023 Form 10-Q that identifies the amount of Services premium equivalents that are not included as gross additions in the roll forward of Service and Administrative Fees deferred revenue.  Please tell us the amount of failure to perform vehicle service contract premiums deposited in trust accounts for 2021, 2022 and 2023 included as premium equivalents and revise future filings to quantify this amount if material.

Response:

The amount of failure to perform vehicle service contract premium equivalents deposited in trust accounts for the years ended December 31, 2021 and 2022, and the nine months ended September 30, 2023 included as premium equivalents are $214.4 million, $359.7 million and $324.5 million, respectively. The Company will revise future filings to quantify this amount if material.

2.     Please refer to prior comment 1. Please address the following:

•Please clarify your statement that “all unused funds … are returned to the obligor company from the trust account” and specifically tell us if this means that certain failure
660 Steamboat Road Greenwich, Connecticut 06830 (212) 446-1400

to perform vehicle service contract premiums deposited in trust accounts are never recognized as revenue based on the terms of the contract.  If so, please tell us in more detail the facts and circumstances related to these amounts and quantify these amounts for 2021, 2022 and 2023.

•If certain premiums will never be recognized as revenue based on the terms of the contract, please tell us in detail and revise future filings to disclose this fact and explain why you believe these premiums are relevant for investors and should be included as premium equivalents.

Response:

To further clarify the statement that “all unused funds… are returned to the obligor company from the trust account”, once a contract is fully earned by the obligor company and has no claims activity, the remaining amount of funds will be released to the obligor company from the trust account for that contract. The premium equivalent amounts that are deposited in the trust accounts by individual failure to perform service contracts are not reflected in the revenue of the Company based on the terms of the individual contracts because they represent funds that have been set aside for the reimbursement of claims in a trust account that the Company is a beneficiary of and has access to in the event the obligor company is no longer be able to meet its contractual obligations. Please see the response to Question 1 for the amount of failure to perform vehicle service contract premium equivalents deposited in trust accounts for the years ended December 31, 2021 and 2022 and the nine months ended September 30, 2023.

Gross written premiums and premium equivalents is an operating metric that measures the volume of new and renewal business generated in a period rather than a measure of the Company’s revenues or profitability during that period. We describe the operating metric on page 55 of the Company’s 10-Q for the nine months ended September 30, 2023, excerpted below:

“Gross written premiums and premium equivalents represents total gross written premiums from insurance policies and warranty service contracts issued, as well as premium finance volumes during a reporting period. They represent the volume of insurance policies written or assumed and warranty service contracts issued during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. Gross written premiums is a volume measure commonly used in the insurance industry to compare sales performance by period. Premium equivalents are used to compare sales performance of warranty service and administrative contract volumes to gross written premiums. Similar to how management considers gross written premiums to be a relevant measure of volume, regardless of the impact of reinsurance on net earned premiums, management considers premium equivalents to be a relevant measure of contract volume, regardless of whether the Company retains the full obligation. Investors also use these measures to compare sales growth among comparable companies, while management uses these measures to evaluate the relative performance of various sales channels.”

In addition to its importance to investors as a volume metric, the Company believes failure to perform vehicle service contracts should be included as premium equivalents because:

1.The Company would utilize these premium equivalents to fund the reimbursement of claims in the event the obligor company is no longer able to meet its contractual obligations.

2.If the obligor trust account were not funded or underfunded, the Company would need to reimburse claims from its own funds and at that point impact the financials of the Company.

3.The Company’s revenue, in the form of service and administrative fees, is calculated based on a percentage of these premium equivalents.

To further clarify the Company’s rationale for its inclusion of these amounts as premium equivalents and to clarify that such premium equivalents are not recognized as revenue, we plan to modify and include the following in future filings:

“The difference between Services premium equivalents of $695.7 million compared to gross additions of $279.5 million for the nine months ended September 30, 2023, reported in Note (13) Revenue from Contracts with Customers, is driven by $324.5 million of failure to perform vehicle service contracts whereby premium equivalents are deposited into trust accounts held off balance sheet for the benefit of the Company, $74.1 million of premium finance volumes and $17.6 million of other services. Premium equivalents from failure to perform vehicle service contracts held in these off-balance sheet trusts would be used to fund the reimbursement of claims should the obligor not meet its contractual obligations. Such premium equivalents are not recognized as revenue, based on the terms of the contract.”

* * * * *

Please do not hesitate to call or email me with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,
/s/ Scott McKinney

Scott McKinney
Chief Financial Officer
Tiptree Inc.

cc:    Neil C. Rifkind, Vice President, General Counsel and Secretary, Tiptree Inc.
Michael Littenberg and William Michener, Ropes & Gray LLP
Deloitte & Touche LLP

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